Exhibit 99.1

Press Release

Eltek Ltd. Reports 2023 Third Quarter Financial Results

Petach Tikva, Israel (November 16, 2023) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the quarter ended September 30, 2023.

Third Quarter 2023 Highlights

◾	Revenues were $11.9 million, up 15% over Q3 2022

◾	Operating profit was $2.3 million, up 105% over Q3 2022

◾	Profit before tax was $2.6 million compared to $1.2 million at Q3 2022.

◾	Net income was $2.1 million or $0.36 per fully diluted share, up 114% over Q3 2022

◾	As of September 30, 2023, cash and cash equivalents amounted $11.3 million compared to $8.3 million at the end of the previous quarter.

"In the third quarter of 2023, we achieved impressive financial results. We generated $11.9 million in revenue, leading to a robust gross profit of $3.7 million and a net profit of $2.1 million. These exceptional numbers reflect the strong market demand for our products, underpinned by our efficient order selection, which strikes a balance between maximizing profitability and aligning with our production capabilities. As of the end of the quarter, our cash and cash equivalents stood at $11.3 million, providing substantial financial support for our upcoming capital expenditure needs," said Eli Yaffe, CEO of Eltek.

"The ongoing conflict in Israel underscores the critical significance of a domestic PCB industry. Such an industry would not only offer advanced technological solutions but also produce intricate circuits tailored to specific defense requirements, employing state-of-the-art technology, and ensuring the highest quality standards. Additionally, it would enable swift delivery to meet the immediate demands of the defense sector. Eltek holds the status of an Essential Enterprise as designated by the Israeli government, granting us permission to operate around the clock, 365 days a year, as needed," continued Mr. Yaffe.

"Over the past weeks, and up to the present moment, we have maintained seamless operations without any disruptions. In certain instances, we've even accelerated the delivery of products to our valued customers. Our dedicated workforce remains fully engaged, reporting for duty on their regular schedules. We have implemented a series of strategic measures to ensure we meet our customers' demands. These includes securing commitments from our suppliers to continue delivering the essential raw materials to our facility in conformance with our orders, bolstering our inventory levels for selected raw materials and expediting the deliveries of crucial resources," continued Mr. Yaffe.

"Eltek management and employees bow their heads in memory of those killed in the murderous attack that happened on October 7, 2023. Our thoughts and prayers are with the injured for a speedy recovery and the safe return of those who were abducted," concluded Mr. Yaffe.

Third Quarter 2023 GAAP Financial Results

Revenues for the third quarter of 2023 were $11.9 million, compared to $10.3 million in the third quarter of 2022;

Gross profit for the third quarter of 2023 was $3.7 million (31% of revenues) compared to $2.4 million (23% of revenues) in the third quarter of 2022;

Operating profit for the third quarter of 2023 was $2.3 million compared to operating profit of $1.1 million in the third quarter of 2022;

Profit before income tax for the third quarter of 2023 was $2.6 million compared to $1.2 million in the third quarter of 2022;

Net income for the third quarter of 2023 was $2.1 million or $0.36 per fully diluted share compared to net income of $1.0 million or $0.17 per fully diluted share in the third quarter of 2022.

Third Quarter 2023 Non-GAAP Financial Results

EBITDA for the third quarter of 2023 was $2.6 million (22% of revenues) compared to EBITDA of $1.4 million (14% of revenues) in the third quarter of 2022.

First Nine Months 2023 GAAP Financial Results

Revenues for the first nine months of 2023 were $34.4 million compared to $29.2 million in the first nine months of 2022;

Gross profit for the first nine months of 2023 was $9.6 million (28% of revenues) compared to $6.1 million (21% of revenues) in the first nine months of 2022;

Operating profit for the first nine months of 2023 was $5.3 million compared to operating profit of $2.1 million in the first nine months of 2022;

Financial income for the first nine months of 2023 was $0.8 million compared to financial income of $0.8 million in the first nine months of 2022.

Profit before income tax for the first nine months of 2023 was $6.0 million compared to $2.9 million in the first nine months of 2022;

Net profit for the first nine months of 2023 was $5.0 million or $0.85 per fully diluted share compared to net profit of $2.4 million or $0.41 per fully diluted share in the first nine months of 2022.

First Nine Months 2023 Non-GAAP Financial Results

EBITDA for the first nine months of 2023 was a $6.2 million (18% of revenues) compared to EBITDA of $3.3 million (11% of revenues) in the first nine months of 2022.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

Conference Call

Today, Thursday, November 16, 2023, at 8:30am Eastern Time (15:30pm Israel Time, 5:30am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:          1-866-860-9642
Israel:                      03-918-0691
International:          +972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
(Unaudited, in thousands US$, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Revenues	11,861	10,327	34,374	29,171
Costs of revenues	(8,182)	(7,908)	(24,728)	(23,113)

Gross profit	3,679	2,419	9,646	6,058

Selling, general and administrative expenses	(1,357)	(1,261)	(4,317)	(3,859)
R&D expenses, net	(12)	(33)	(36)	(77)

Operating profit	2,310	1,125	5,293	2,122

Financial income, net	279	55	756	787

Income before income tax	2,589	1,180	6,049	2,909

Taxes on income	442	176	1,027	520

Net income	2,147	1,004	5,022	2,389

Earnings per share:
Basic and diluted net profit per ordinary share	0.36	0.17	0.85	0.41

Weighted average number of ordinary shares used to compute
basic net profit per ordinary share (in thousands)	5,914	5,850	5,890	5,846

Weighted average number of ordinary shares used to compute
diluted net profit per ordinary share (in thousands)	5,987	5,850	5,927	5,846

Eltek Ltd.
Consolidated Balance Sheets
(Unaudited, in thousands US$)

	September 30,	December 31,
	2023	2022

Assets

Current assets:
Cash and cash equivalents	11,305	7,366
Receivables: Trade, net of provision for doubtful accounts	10,112	10,116
Other	719	282
Inventories	5,577	5,130
Prepaid expenses	228	504

Total current assets	27,941	23,398

Long term assets:
Restricted deposits	-	202
Severance pay fund	54	59
Deferred tax assets and long term tax receivables, net	1,299	2,496
Operating lease right of use assets	6,380	7,156
Total long term assets	7,733	9,913

Fixed assets, less accumulated depreciation	6,601	7,674

Total Assets	42,275	40,985

Liabilities and Shareholder's equity

Current liabilities:
Short-term credit and current maturities of long-term debts	-	702
Accounts payable: Trade	4,779	4,793
Other	5,962	4,133
Short-term operating lease liabilities	757	846

Total current liabilities	11,498	10,474

Long-term liabilities:
Long term debt, excluding current maturities	-	2,768
Employee severance benefits	291	280
Long-term operating lease liabilities	5,724	6,443

Total long-term liabilities	6,015	9,491

Shareholders' equity:
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at September 30, 2023 and December 31, 2022; Issued and outstanding: 5,913,965 shares at September 30, 2023 and 5,849,678 shares at December 31, 2022	5,358	5,305
Additional paid-in capital	23,137	22,862
Cumulative foreign currency translation adjustments	(635)	1,189
Capital reserve	1,753	1,537
Accumulated deficit	(4,851)	(9,873)
Total shareholders' equity	24,762	21,020
Total liabilities and shareholders' equity	42,275	40,985

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

GAAP Net Income	2,147	1,004	5,022	2,389
Add back items:

Financial income, net	(279)	(55)	(756)	(787)
Income tax expenses	442	176	1,027	520
Depreciation and amortization	299	325	929	1,205
Non-GAAP EBITDA	2,609	1,450	6,222	3,327

Eltek Ltd.
Consolidated Statement of  Cash flow
(Unaudited, in thousands US$)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Cash flows from operating activities:

Net Income	2,147	1,004	5,022	2,389
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	299	325	929	1,205
Stock-based compensation	72	71	216	188
Decrease in deferred tax assets and long term tax receivable	432	170	998	499
	803	566	2,143	1,892

Decrease (increase) in operating lease right-of-use assets	-	12	(22)	8
Decrease (increase) in trade receivables	985	(1,208)	(799)	(3,488)
Decrease (increase) in other receivables and prepaid expenses	87	311	(224)	393
Decrease (increase) in inventories	(47)	382	(856)	(340)
Increase (decrease) in trade payables	(74)	371	31	1,143
Increase (decrease) in other liabilities and accrued expenses	(263)	277	1,214	566
Increase (decrease) in employee severance benefits, net	11	11	33	11
	699	156	(623)	(1,707)

Net cash provided by operating activities	3,649	1,726	6,542	2,574

Cash flows from investing activities:
Purchase of fixed assets	(475)	(1,841)	(1,186)	(2,456)
Insurance Proceeds	-	-	2,000	-
Restricted deposits	-	-	192	(2)
Net cash provided by (used in) investing activities	(475)	(1,841)	1,006	(2,458)

Cash flows from financing activities:
Exercise of options	29	-	328	25
Repayment of long-term loans from bank	-	(181)	(3,348)	(432)
Repayment of credit from fixed asset payables	-	(3)	-	(10)
Net cash provided by (used in) financing activities	29	(184)	(3,020)	(417)

Effect of translation adjustments	(228)	(100)	(589)	(1,135)

Net increase (decrease) in cash and cash equivalents	2,975	(399)	3,939	(1,436)

Cash and cash equivalents at the beginning of the period	8,330	8,246	7,366	9,283

Cash and cash equivalents at the end of the period	11,305	7,847	11,305	7,847